CANO PETROLEUM, INC

The Oil & Gas Commerce Building
309 West Seventh Street, Suite 1600

Fort Worth, TX 76102

USA

Phone (US) 817-698-0900 Fax 817-698-0796 Toll Free 1-877-698-0900

August 10, 2005

VIA EDGAR AND

FACSIMILE (202) 722-9368

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Carmen Moncada-Terry, Esq.

                Re:          Cano Petroleum, Inc.

                                Registration Statement on Form SB-2

                                File no. 333-126167

Ladies and Gentlemen:

                Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Cano Petroleum, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 11:00 am, Eastern Time, on Friday, August 12, 2005, or as soon thereafter as possible.

                We hereby acknowledge the following:

•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Cano Petroleum, Inc.

/s/ Michael J. Ricketts
Michael J. Ricketts
Chief Financial Officer